Exhibit (a)(1)(A)

IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME, NO ACTION IS REQUIRED AND YOU CAN DISREGARD THIS NOTICE.

August 15, 2012

Dear Stockholder:

On July 11, 2012, the board of directors of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”), upon the recommendation of the Company’s management, authorized the repurchase of up to $25 million of shares from stockholders at the June 30, 2012 net asset value of $56.50 per share. This tender offer follows a recent investment of $50 million in Company shares made on August 8, 2012, also at the June 30, 2012 net asset value of $56.50 per share, by an affiliate of our sponsor, Jones Lang LaSalle Incorporated. Since the Company has not offered to repurchase its shares since November 2008, this tender offer is being initiated to provide some level of liquidity to its stockholders who may desire to exit all or a portion of their investment in Company shares.

If you do not wish to sell your shares at this time, no action is required and you can disregard this notice. If you are interested, the procedures for tendering some or all of your shares for repurchase are outlined in the attached documents

The repurchase of shares through tender offers is a highly regulated activity and is subject to the tender offer rules of the Securities and Exchange Commission. Please pay close attention to these instructions and the cutoff dates for returning the required notices. Please note that a request to tender shares does not necessarily mean that the full amount of such request will be fulfilled.

If you have any questions regarding the Company’s tender offer and process, please contact the Company’s transfer agent, DST Systems, Inc. at (855) 652-0277. Please note that no tender of shares delivered via facsimile, email or any method of delivery other than as indicated in the enclosed Offer to Purchase will be accepted.

Sincerely,

/s/ C. Allan Swaringen
C. Allan Swaringen
President and Chief Executive Officer